EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports Third Quarter Results
Bruce Power Unit 1 Enters Commercial Service, Unit 2 to Follow

Calgary, Alberta – October 30, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for third quarter 2012 of $349 million or $0.50 per share.  Net income attributable to common shares for third quarter 2012 was $369 million or $0.52 per share.  TransCanada’s Board of Directors also declared a quarterly dividend of $0.44 per common share for the quarter ending December 31, 2012, equivalent to $1.76 per common share on an annualized basis.

“TransCanada’s diverse, high-quality energy infrastructure assets performed well in the third quarter," said Russ Girling, TransCanada's president and chief executive officer.  "While the majority of our assets continued to generate stable and predictable earnings and cash flow, plant outages at Bruce Power and Sundance A along with a lower contribution from certain natural gas pipelines did adversely affect our financial results.  Looking forward, TransCanada is well positioned to grow earnings, cash flow and dividends as we complete our current capital program, benefit from a recovery in natural gas and power prices and secure attractive new growth opportunities.”

Over the next three years, TransCanada expects to complete $13 billion of projects that are currently in advanced stages of development.  They include the Bruce Power Unit 1 and 2 Restart Project, the Gulf Coast Project, Keystone XL, the Tamazunchale extension, Canadian Solar and the ongoing expansion of the Alberta System.

Since the beginning of 2012, TransCanada has also commercially secured an additional $7 billion of long-life, contracted energy infrastructure opportunities that are expected to be placed into service in 2016 and beyond.  They include the Coastal GasLink Pipeline Project that would move natural gas to Canada’s West Coast for liquefaction and shipment to Asian markets, the Northern Courier and Grand Rapids Oil Pipeline Projects in Northern Alberta and the 900 megawatt Napanee Generating Station in Eastern Ontario.  TransCanada expects each of these projects to generate significant, sustained earnings and cash flow and deliver superior returns to its shareholders.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
•	Third quarter financial results
o	Comparable earnings of $349 million or $0.50 per share
o	Net income attributable to common shares of $369 million or $0.52 per share
o	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.1 billion
o	Funds generated from operations of $866 million
•	Declared a quarterly dividend of $0.44 per common share for the quarter ending December 31
•
Bruce Power completed the refurbishment of Units 1 and 2 and placed Unit 1 into commercial service on October 22.  Unit 2 is expected to commence commercial operations shortly. TransCanada’s share of the net capital cost is approximately $2.4 billion.

•	Signed a memorandum of understanding with the Ontario Power Authority (OPA) to develop a new 900 megawatt (MW) natural gas-fired power plant in Eastern Ontario
•	Continued to advance several growth initiatives in the Oil Pipelines business
o	Commenced construction on the US$2.3 billion Gulf Coast Project that will transport crude oil from Cushing, Oklahoma to the U.S. Gulf Coast
o	Submitted an alternative route in Nebraska for the US$5.3 billion Keystone XL Project

o	Selected to develop the proposed $660 million Northern Courier Pipeline in Northern Alberta
o	Entered into binding agreements to jointly develop the proposed $3 billion Grand Rapids Pipeline project that includes both a bitumen and a diluent line

Comparable earnings for third quarter 2012 were $349 million or $0.50 per share compared to $416 million or $0.59 per share for the same period in 2011.  Higher earnings from Keystone and recently commissioned assets were more than offset by lower contributions from Bruce Power, Western Power and certain natural gas pipelines including the Canadian Mainline, ANR and Great Lakes.

Net income attributable to common shares for third quarter 2012 was $369 million or $0.52 per share compared to $386 million or $0.55 per share in third quarter 2011.

Notable recent developments in Oil Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Oil Pipelines:

•
Gulf Coast Project:  In August 2012, TransCanada started construction on the US$2.3 billion Gulf Coast Project.  The 36-inch pipeline, which will extend from Cushing, Oklahoma to the U.S. Gulf Coast, is expected to have an initial capacity of up to 700,000 barrels per day (bbl/d) with an ultimate capacity of 830,000 bbl/d.  Included in the US$2.3 billion cost is US$300 million for the 76 kilometre (km) (47-mile) Houston Lateral pipeline that will transport crude oil to Houston area refineries.  TransCanada expects the Gulf Coast Project to be in service in late 2013.  As of September 30, 2012, approximately US$900 million has been invested in the project.

•
Keystone XL:  In May 2012, TransCanada filed a Presidential Permit application (cross border permit) with the U.S. Department of State (DOS) for the Keystone XL Pipeline which will extend from the U.S./Canada border in Montana to Steele City, Nebraska.  TransCanada will supplement the application with an alternative route in Nebraska as soon as that route is selected.

The Company continues to work collaboratively with the Nebraska Department of Environmental Quality (NDEQ) to finalize an alternative route that avoids the Nebraska Sandhills.  In September 2012, the Company submitted a Supplemental Environmental Report to the NDEQ for the preferred alternative route.  The NDEQ has indicated that it will complete its review by the end of 2012.  TransCanada has also provided an environmental report to the DOS which is required as part of the DOS review of the Company’s Presidential Permit application.

Subject to regulatory approvals, TransCanada expects the Keystone XL Pipeline to be in service in late 2014 or early 2015.  The approximate cost of the 36-inch, 830,000 bbl/d line is US$5.3 billion.  As of September 30, 2012, US$1.6 billion has been invested in this project.

•
Northern Courier Pipeline:  In August 2012, TransCanada announced that it had been selected by Fort Hills Energy Limited Partnership (Fort Hills) to design, build, own and operate the proposed Northern Courier Pipeline project.  The project, with an estimated capital cost of $660 million, is a 90 km (54-mile) pipeline system that will transport bitumen and diluent between the Fort Hills mine site and the Voyageur Upgrader located north of Fort McMurray, Alberta.  The pipeline is fully subscribed under long-term contract to service the Fort Hills mine, which is jointly owned by Suncor Energy Inc., Total E&P Canada Ltd. and Teck Resources Limited.  Northern Courier is conditional on and subject to the Fort Hills project receiving sanction by its co-owners and obtaining regulatory approval.  TransCanada expects to file its initial regulatory application in early 2013.

•
Grand Rapids:  In October, TransCanada announced that it has entered into binding agreements with Phoenix Energy Holdings Limited (Phoenix) to develop the Grand Rapids Pipeline Project in Northern Alberta.  TransCanada and Phoenix will each own 50 per cent of the proposed $3 billion pipeline project that includes both a crude oil and a diluent line to transport volumes approximately 500 km (300-miles) between the producing area northwest of Fort McMurray and the Edmonton / Heartland region. The Grand Rapids Pipeline system is expected to be in service by early 2017, subject to regulatory approvals, and will have the capacity to move up to 900,000 bbl/d of crude oil and 330,000 bbl/d of diluent.  TransCanada will operate the system and Phoenix has entered a long-term commitment to ship crude oil and diluent on the system.

•
Canadian Mainline Conversion:  TransCanada has determined a conversion of a portion of the Canadian Mainline natural gas pipeline system to crude oil service is both technically and economically feasible.  Through a combination of converted natural gas pipeline and new construction, the proposed pipeline would deliver crude oil between Hardisty, Alberta and markets in Eastern Canada.  The Company has begun soliciting input from stakeholders and prospective shippers to determine market acceptance of the proposed project.

Natural Gas Pipelines:

•
Alberta System:  During the first nine months of 2012, TransCanada continued to expand its Alberta System by completing and placing in service twelve separate pipeline projects at a total cost of approximately $680 million. This included the completion of the approximate $250 million Horn River project in May 2012 that extended the Alberta System into the Horn River shale play in British Columbia.

The National Energy Board (NEB) has approved additional pipeline expansions with aggregate costs of approximately $630 million, including the $162 million Leismer-Kettle River Crossover project, which is intended to provide increased capacity to meet demand in northeast Alberta.  Approximately $340 million of projects are still awaiting NEB approval, including the Komie North project which would extend the Alberta System further into the Horn River area.

•
Canadian Mainline:  In 2011, TransCanada filed a comprehensive application with the NEB to change the business structure and the terms and conditions of service for the Canadian Mainline, and to set tolls for 2012 and 2013.  The hearing, with respect to this application, began on June 4, 2012 with final arguments to be heard from TransCanada and the intervenors beginning November 13, 2012.  A final decision from the NEB is not expected before late first quarter 2013.

In May 2012, TransCanada received NEB approval to construct new pipeline infrastructure to provide southern Ontario with additional natural gas supply from the Marcellus shale basin.  Construction continues on the new pipeline facilities and it is expected that the Marcellus shale supply will begin moving to market on November 1, 2012.

•
Coastal GasLink:  TransCanada announced in second quarter it was selected by Shell Canada Limited (Shell) and its partners to design, build, own and operate the proposed Coastal GasLink Pipeline Project, an estimated $4 billion pipeline that will transport natural gas from the Montney gas-producing region near Dawson Creek, British Columbia (B.C.) to the recently announced LNG Canada liquefied natural gas export facility near Kitimat, B.C. The LNG Canada project is a joint venture led by Shell, with partners Korea Gas Corporation, Mitsubishi Corporation and PetroChina Company Limited.  The approximate 700 km (420-mile) pipeline is expected to have an initial capacity of more than 1.7 billion cubic feet per day and be placed in service toward the end of the decade.  A proposed contractual extension of the Alberta System using capacity on the Coastal GasLink pipeline, to a point near Vanderhoof, B.C., will allow TransCanada to also offer gas transmission service to interconnecting natural gas pipelines serving the West Coast.  TransCanada expects to elicit interest in and commitments for such service through an open season process in early 2013 subject to the overall project schedule.

Energy:

•
Bruce Power:  In October 2012, Bruce Power completed the refurbishment of Unit 1 and returned this unit to service on October 22, 2012.  Bruce Power also synchronized Unit 2 to Ontario’s electrical grid on October 16, 2012 and commercial operations for this unit are expected to commence shortly. Units 1 and 2 are expected to produce clean and reliable power for the province of Ontario until at least 2037. Following the return to service of both Units 1 and 2, Bruce Power will be capable of producing 6,200 MW of emission-free power.

TransCanada’s share of the total net capital cost for the refurbishment project is approximately $2.4 billion.

In August 2012, Bruce Power continued to invest in its strategy to maximize the lives of its reactors by commencing an expanded outage investment program on Unit 4.  The outage, expected to conclude in late fourth quarter 2012, will extend the operating life of Unit 4 to at least 2021, and align it with Unit 3.  In June 2012, Bruce Power returned Unit 3 to service after completing the seven month West Shift Plus life extension outage.

•
Ravenswood:  In 2011, TransCanada and other parties jointly filed two formal complaints with the Federal Energy Regulatory Commission (FERC) regarding the manner in which New York Independent System Operator (NYISO) has applied pricing rules for two new power plants that have recently begun service in the New York Zone J market.  In June 2012, the FERC addressed the first complaint and indicated it will take steps to increase transparency and accountability with regard to future Mitigation Exemption Test (MET) decisions which determine whether a new facility is exempt from offering its capacity at a floor price.

In September 2012, the FERC granted an order on the second complaint.  The FERC directed the NYISO to retest the two new facilities, making changes to several parameters that form the basis of the MET calculations.  Based on the changes the FERC has ordered, the recalculation could result in one or both entrants having to offer their capacity at a floor price which TransCanada anticipates will result in higher capacity auction prices in the future.  The order is prospective and will not impact capacity prices for prior periods.

•
Sundance A:  In July 2012, a decision was received relating to the binding arbitration hearing to address the Sundance A Power Purchase Arrangement (PPA) force majeure and economic destruction claims.  The arbitration panel determined the PPA should not be terminated and ordered TransAlta Corporation (TransAlta) to rebuild Units 1 and 2.  The panel also limited TransAlta’s force majeure claim from November 20, 2011 until such time the units can reasonably be returned to service.  According to the terms of the arbitration decision, TransAlta has an obligation under the PPA to exercise all reasonable efforts to mitigate or limit the effects of the force majeure.  TransAlta announced that it expects the units to be returned to service in the fall of 2013.  Until TransAlta returns the Sundance A units to service, TransCanada will not realize the generation or related revenues it would otherwise be entitled to under the PPA but will be relieved of the associated capacity payments.

•
Napanee Generating Station: In September 2012, TransCanada, the Government of Ontario, the OPA and Ontario Power Generation announced that two Memorandums of Understanding (MOU) were executed authorizing TransCanada to develop, construct, own and operate a new 900 MW facility at Ontario Power Generation’s Lennox site in eastern Ontario in the town of Greater Napanee. The Napanee Generating Station would act as a replacement facility for one that was planned and subsequently cancelled in the community of Oakville. Under the terms of the MOUs, TransCanada will be reimbursed for approximately $250 million of verifiable costs, primarily for natural gas turbines at Oakville which will be deployed at Napanee. The Company will further invest approximately $1.0 billion in the replacement Napanee facility. Definitive contracts are expected to be executed by mid-December and include a 20-year Clean Energy Supply contract.

•
Cartier Wind:  The 111 MW second phase of Gros-Morne is expected to be operational in November 2012.  This will complete construction of the 590 MW Cartier Wind project in Quebec.  All of the power produced by Cartier Wind is sold under 20-year PPAs to Hydro-Québec.

Corporate:

•
The Board of Directors of TransCanada declared a quarterly dividend of $0.44 per share for the quarter ending December 31, 2012 on TransCanada’s outstanding common shares.  The quarterly amount is equivalent to $1.76 per common share on an annual basis.

•
In August 2012, TransCanada issued US$1.0 billion of senior notes maturing on August 1, 2022 and bearing interest at an annual rate of 2.5 per cent.  The net proceeds of the offering were used for general corporate purposes and to reduce short-term indebtedness.

•
As previously disclosed, TransCanada adopted U.S. generally accepted accounting principles (U.S. GAAP) effective January 1, 2012.  Accordingly, the 2012 financial information, along with comparative financial information for 2011, has been prepared in accordance with U.S. GAAP.

Teleconference – Audio and Slide Presentation:

TransCanada will hold a teleconference and webcast on Tuesday, October 30, 2012 to discuss its third quarter 2012 financial results.  Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9:00 a.m. (MDT) / 11:00 a.m. (EDT).

Analysts, members of the media and other interested parties are invited to participate by calling 866.226.1793 or 416.340.2218 (Toronto area).  Please dial in 10 minutes prior to the start of the call. No pass code is required.  A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) November 6, 2012. Please call 905.694.9451 or 800.408.3053 (North America only) and enter pass code 8130635.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure, including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380-billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com/ or check us out on Twitter @TransCanada.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “believe”, “may”, “will”, “plan”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s MD&A filed February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

Non-GAAP Measures
This news release contains references to non-GAAP measures that do not have any standardized meaning as prescribed by U.S. GAAP and may therefore not be comparable to similar measures used by other companies.  These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.  For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated October 29, 2012.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522

Third Quarter 2012 Financial Highlights

Operating Results(1)

	Three months ended		Nine months ended
(unaudited)	September 30		September 30
(millions of dollars)	2012	2011	2012	2011

Revenues	2,126	2,043	5,918	5,824

Comparable EBITDA(2)	1,083	1,188	3,193	3,424

Net Income Attributable to Common Shares	369	386	993	1,150

Comparable Earnings(2)	349	416	1,012	1,194

Cash Flows
Funds generated from operations(2)	866	928	2,466	2,614
Decrease in operating working capital	235	80	80	145
Net cash provided by operations	1,101	1,008	2,546	2,759

Capital Expenditures	694	505	1,555	1,593

Common Share Statistics

	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2012	2011	2012	2011

Net Income per Common Share - Basic	$0.52	$0.55	$1.41	$1.64

Comparable Earnings per Common Share(2)	$0.50	$0.59	$1.44	$1.70

Dividends Declared per Common Share	$0.44	$0.42	$1.32	$1.26

Basic Common Shares Outstanding (millions)
Average for the period	705	703	704	701
End of period	705	703	705	703

(1)	Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current period.

(2)
Refer to the Non-GAAP Measures section in TransCanada’s Quarterly Report to Shareholders dated October 29, 2012 for further discussion of Comparable EBITDA, Comparable Earnings, Funds Generated from Operations and Comparable Earnings per Share.